250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

24 July 2014		Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

FILED VIA EDGAR

Karen L. Rossotto, Senior Counsel

Christina Diangelo Fettig, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The Victory Portfolios

File Nos. 333-106661 and 811-4852

Dear Ms. Rossotto and Ms. Fettig:

On behalf of our client, The Victory Portfolios (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form N-14 (File No. 333-196661), filed on June 11, 2014 (“Form N-14”).

  On July 10, 2014, VP filed a pre-effective amendment to delay the automatic effectiveness of the Form N-14, which otherwise would have become effective on or about July 11, 2014.

We expect that the Registrant will file with the Commission a pre-effective amendment to Form N-14 on or about July 24, 2014, incorporating the responses to the staff’s comments described below.  We ask that the Commission accelerate effectiveness of the N-14 as soon as possible after the filing of the second pre-effective amendment.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.

1.                                      Accounting survivors.

In Supplemental correspondence, state the accounting survivor analysis.

The Registrants believes that the Munder Fund will be the accounting survivor for each Reorganization because each Munder Fund is reorganizing into a corresponding new Victory Fund that is a “shell” fund created specifically to continue the operations of the existing Munder Fund.  None of the Victory Funds will have any investment or operating history prior to the Reorganizations.

2.                                      Significant redemptions.

State whether the Munder Funds anticipate any significant redemptions.

The Munder Funds have informed us that they are not aware of any significant redemptions in connection with the Reorganizations.

3.                                      Valuation procedures.

State whether there are any differences between the Munder Funds’ valuation procedures and the Victory Funds’ valuation procedures that would result in adjustment in the value of any securities after the Reorganizations.  If so, state whether you believe that such differences are material, and quantify the basis of determining materiality.

The Registrant will add disclosure that while there are some differences between valuation procedures used to value the assets of the Munder Funds and the valuation procedures used to value the assets of the

Victory Funds, these differences are not expected to have a material impact on the Munder Funds or their shareholders.  By “material impact,” the Registrant means that any price differences affecting all portfolio securities in the aggregate would not change the net asset value per share of any Fund

4.                                      In the shareholder letter, highlight any differences between the two fund complexes that will affect shareholders.  For example, highlight any differences in fees, sales loads, governance structures, or management.  Elaborate on those differences in the text of the registration statement.

The Registrant will add disclosure to the effect that shareholders will pay applicable sales charges on future purchases of Victory Fund shares, which for some purchases of Class A shares of the Victory Funds (except the Munder Index 500 Fund and Munder Total Return Bond Fund) will be higher than the sales charges that now apply to Class A shares of the Munder Funds.  The front-end sales charges for Class A shares of the Munder Total Return Bond Fund will be lower than those that now apply to Class A shares of the Munder Bond Fund. The front-end sales charges for Class A shares of the Munder Index 500 Fund will not change.

5.                                      In the shareholder letter, on page ii, second full paragraph, state that some Funds will have higher gross fees and expenses.

While Registrant has removed this paragraph from the shareholder letter, it will make the requested change to other parts of the N-14 where appropriate.

6.                                      Explain whether the change of name of the Bond Fund to the Total Return Bond Fund involves any change in investment strategy.

The change of name of the Bond Fund to the Total Return Bond Fund does not involve any change in investment strategy.  The Registrant will disclose this fact.

7.                                      In the Notice to Shareholders and such other places in the N-14, where appropriate, simplify the first proposal consistent with Plain English requirements, and consistent with the proposal on the first page of the proxy statement.

The Registrant will revise the proposal as follows:

1.                                      To approve an Agreement and Plan of Reorganization pursuant to which each Munder Fund will reorganize into a newly-created corresponding series of The Victory Portfolios.

8.                                      In the introductory section to the proxy statement, include a statement similar to that included in the response to Question 1 on page 1 indicating that the new Victory Funds were established solely for the purpose of effecting the Reorganizations and will not commence investment operations until the closing of the Reorganizations.

The Registrant will add this disclosure in the introductory section.

9.                                      Break out Question 1 into several questions, and clarify the reason for sending the document to shareholders.

The Registrant will revise Question 1 as follows:

Question 1: What is this document and why did you send it to me?

Answer: This document includes a notice of special meeting of shareholders, a combined Proxy Statement/Prospectus, and a form of proxy relating to your investment in one or more Munder Funds, each a series of Munder Series Trust, a registered investment company (“MST”), for which Munder Capital Management (“Munder”) serves as the investment adviser.

You are being asked to vote to approve the reorganizations of the Munder Funds into the Victory Funds, newly created series of a different registered investment company. The Victory Funds have been established solely for the purpose of carrying out the reorganizations and will not commence investment operations until the closing of the reorganizations.

Question 2: Who will manage the new Funds?

Answer: Victory Capital Management Inc. (“Victory”) will serve as investment adviser to each Victory Fund. Victory intends to employ or retain the services of the current portfolio managers of the Munder Funds to continue managing the Victory Funds following the reorganizations. As a result, no changes in the day-to-day management of the investment portfolios of the Munder Funds are expected as a result of the reorganizations.

Question 3: What is the plan of reorganization?

Following extensive deliberations and discussions, a majority of the Board of Trustees of MST approved an Agreement and Plan of Reorganization (the “Plan”) between MST, on behalf of each Munder Fund, and The Victory Portfolios (“VP”), on behalf of the Victory Funds. The Plan provides for the transfer of all of the assets of each Munder Fund to its corresponding Victory Fund in exchange for: (1) shares the Victory Fund; and (2) the Victory Fund’s assumption of all liabilities of the Munder Fund.

Question 4: What are you asking me to do?

Answer: You are being asked to approve the Plan. The Board of MST recommends that you vote “FOR” the Plan in order to implement the reorganizations.

10.                               Disclose whether the investment advisers plan to reposition any of the portfolios.  If so, quantify the percentage of the portfolio that will be repositioned, the anticipated brokerage costs, and the extent of any capital gains or losses.

The Registrant will add disclosure that any repositioning of the portfolio holdings of any Munder Fund in connection with the Reorganization is expected to be less than five percent of the value of the Fund’s net assets.

11.                               In the response to Question 2, eliminate defined terms in a manner consistent with plain English requirements.

The Registrant will revise the response to Question 2 in a manner consistent with Plain English requirements.

12.                               In the response to Question 2, in the fourth bullet point, clarify the discussion on fixed costs as it pertains to the Victory Funds.

The Registrant will revise the fourth bullet point as follows:

•                                          the ability to spread fixed costs over a larger combined asset base, which is expected to result in a reduction in the per share expenses paid by shareholders of the new Victory Funds over time.

13.                               In the response to Question 2, eliminate the disclosure of the Board considerations and summarize their conclusions.

The Registrant will eliminate the discussion in the response to Question 2 of the Board’s considerations and instead state that the Board of Trustees of the Munder Funds recommends that shareholders vote to approve the Plan.

14.                               The response to Question 2 includes a discussion about fees and expenses.  Expand the disclosure to include the costs of the proxy statement and the costs of any repositioning of portfolios.

The Registrant will eliminate this discussion from Question 2 in response to the previous comment.  The Registrant will move this disclosure to the body of the Prospectus/Proxy Statement and add a discussion of the costs of the proxy statement and the expected repositioning of the portfolios.

15.                               In the response to Question 2, eliminate the discussion of indemnification and reference to Section 2(a)(19).

See response to comment 13 above.

16.                               In the response to Question 4, disclose whether any fees other than the investment advisory fee will change after the Reorganization.

Registration will add disclosure relating to differences in other fees in addition to the investment advisory fee.

17.                               In the response to Question 4, clarify the levels at which the changes in breakpoints in the advisory fees will take effect (second full paragraph on page 4).

The Registrant will disclose the levels at which the breakpoints in the advisory fees will take effect.

18.                               In the response to Question 4, state that each class of shares that shareholders will receive will be comparable to the class of shares currently held, and explain how the classes of shares were determined to be comparable, in particular with respect to Munder Fund Class B and Class K shares (third full paragraph on page 4).  Elaborate this disclosure in the body of the proxy statement.

The Registrant will revise the disclosure consistent with this comment, including a discussion of why the holders of Class B shares of the Munder Funds will receive Class A shares of the Victory Funds, and why the holders of Class K shares of the Munder Funds will receive Class Y shares of the Victory Funds.

19.                               In the response to Question 4, in the third full paragraph on page 4, eliminate the words “level of” in the second sentence.

The Registrant will eliminate the words “level of” in this sentence.

20.                               Supplementally confirm that there are no expected tax effects as a result of the Reorganization.

The Registrant confirms no gain or loss will be recognized by a Munder Fund’s shareholders upon the receipt of corresponding Victory Fund shares in complete liquidation of the Munder Fund.

21.                               In response to Question 5, simplify the discussion of the “manager of managers” arrangements.

The Registrant will simplify the “manager of managers” discussion in the response to Question 5.

22.                               In the response to Question 6, split the second sentence of the second paragraph.

The Registrant will simplify the second sentence of the second paragraph.

23.                               In the response to Question 9, disclose the total costs of the proxy solicitation and any repositioning costs.

The Registrant will disclose the direct costs associated with the preparation and filing of this Proxy Statement/Prospectus and the printing and distribution of the Proxy Statement/Prospectus to shareholders of the Munder Funds, proxy solicitation expenses and other expenses of holding the special meeting of shareholders.  The Registrant will not disclose the anticipated legal or accounting costs, which are not yet known.

24.                               In the first full paragraph on page iv of the Proxy Statement, clarify the disclosure about how a shareholder can revoke a proxy.

The Registrant will revise the disclosure as follows:

Shareholders who execute proxies may revoke them at any time before they are voted, either by writing to MST at 480 Pierce Street, Birmingham, Michigan, 48009, Attention: Secretary, or in person at the time of the Meeting. You may also revoke a proxy by voting again through the website or toll-free number listed in the enclosed voting instructions.

25.                               In the fourth full paragraph on page iv, change the reference to “documents” to “annual reports” and delete the last sentence.

The Registrant will substitute “annual reports” for “documents” and delete the second sentence of this paragraph.

26.                               Paragraph B. of the Summary on page 1 discusses factors considered by the MST Board.  Confirm supplementally that the Registration Statement discloses all material considerations of the MST Board in approving the Plan.

Based on representations from the Munder Funds, the Registrant confirms that the Registration Statement discloses all material considerations of the Munder Board in approving the Plan.

27.                               In the second to last bullet point on page 1 discussing the benefits of the Reorganizations, disclose that the Board considered the fact that the gross expenses of certain funds are higher and fund expenses may be higher after any expense limitation agreement expires.

The Registrant will revise the bullet point to reflect the disclosure requested in the comment.

28.                               In the eighth bullet point on page 2 describing the factors considered by the MST Board, clarify that the costs to be borne by Victory and Munder will include any costs to reposition the portfolios.

The Registrant will clarify that costs to be borne by Victory and Munder will include repositioning costs, if any.  The Registrant does not expect any repositioning of any Fund’s portfolio securities as a result of the Reorganizations to exceed five percent of the net assets of that Fund.

29.                               Revise the disclosure relating to Section 15(f) appearing on page 2 in plain English.

The Registrant will revise the Section 15(f) disclosure in plain English.

30.                               In the second bullet point of Paragraph D on page 4 and elsewhere in the N-14, as appropriate, disclose the reason for the change in the fundamental policy of the Munder Growth Opportunities Fund, how the change will affect the Fund’s strategy, and the extent of any repositioning costs.

The Registrant will revise the disclosure to reflect the staff’s comment.

31.                               Disclose the proposed changes to the fundamental policy of the Munder Growth Opportunities Fund in a separate section.

The Registrant will revise this disclosure by inserting an italicized sub-heading.

32.                               Reformat the factors contained in paragraphs 1-4 beginning on the bottom of page 4 into chart format.

The Registrant will reformat these factors into chart format.

33.                               In the penultimate bullet point on page 5 concerning share exchanges, disclose that Class A shareholders may pay applicable sales charges on future purchases.

The Registrant will add disclosure in response to this comment.

34.                               In Section II. A. on page 6, explain that holders of Class B shares of the Munder Funds should compare pro forma information presented for Class A shares of the Victory Funds.  Similarly, explain that holders of Class K shares of the Munder Funds should compare pro forma information presented for Class Y shares of the Victory Funds.

The Registrant will add disclosure in response to this comment.

35.                               In footnote 2 to the pro forma table on page 6, disclose the contingent deferred sales charge applicable to Class A shares of The Victory Funds.

The Registrant will add disclosure in response to this comment.

36.                               In the Example introductory disclosure on page 7, indicate that the operating expenses in the table take into account (a) any waivers that may be in effect during the periods described in the table and (2) the automatic conversion of Class B shares into Class A shares.

The Registrant will add disclosure in response to this comment.

37.                               In the “Portfolio Turnover” section of each Fund comparison, indicate whether the Victory Fund is expected to have portfolio turnover rates similar to those of the corresponding Munder Fund.

The Registrant will add disclosure in response to this comment.

38.                               In footnote 4 referring to the Munder Expense Limitation Agreement, disclose whether Victory may seek to recoup expenses previously waived or reimbursed by Munder with respect to the Fund that were available for recoupment prior to the reorganization.  If so, disclose the amounts subject to recoupment; the expiration date of the recoupment; and that any recoupment will be no more than the lower of (1) the expense limitation in place with respect to the MST Fund at the time of the original recoupment, or (2) the expense limitation in place with respect to the VP Fund at the time the recoupment is sought.

The Registrant will add disclosure in response to this comment.

39.                               Present any pro forma information about each Fund based on the semi-annual period ended December 31, 2013 in an exhibit B to the document.

The Registrant will place the disclosure in an exhibit.

40.                               With respect to the pro forma expense table relating to VP Munder International Fund — Core Equity, explain supplementally why the pro forma gross expenses of Class I are so high.

As of June 30, 2013, the Class I shares of the Munder International Fund—Core Equity were approximately $1,000.  Thus, the pro forma allocation of fixed expenses to Class I results in a disproportionately high expense ratio.

41.                               If you disclose pro forma expenses for the semi-annual period ended December 31, 2013, revise footnote 4 accordingly.

The Registrant will add disclosure in response to this comment.

42.                               Revise footnote 6 to the pro forma expense table relating to VP Munder International Fund — Core Equity to reflect Victory’s commitment to maintain the current breakpoint schedule in place for MST Munder International Fund.

The Registrant will add disclosure in response to this comment.

43.                               Confirm that the expenses in the Example table for Class I of MST Munder International Fund — Core Equity and VP Munder International Fund — Core Equity are correct.

The Registrant will correct the expense example for Class I shares.

44.                               In Section III. E. on page 39, clarify that there is no expected loss of capital loss carryovers.

The Registrant will add disclosure in response to this comment.

45.                               Move the pro forma capitalization tables contained in Exhibit D to Section III. G.

The Registrant will move the pro forma capitalization tables contained in Exhibit D to the text under Section III. G.

46.                               A narrative description of the pro forma effect of each Reorganization assuming the closing of the Reorganizations as of December 31, 2013 need not be included in the Statement of Additional Information.

The Registrant will delete the pro forma financial information for the Reorganization contained in the Statement of Additional Information.  The Registrant has not prepared pro forma financial statements because each Fund is a newly-created series portfolio and will have no assets or liabilities until the Reorganizations.

47.                               Supplementally confirm that the concentration policy as described on page 41 under Section IV. A. 1. and in Exhibit B for the Munder Growth Opportunities Fund reflects the Fund’s actual concentration policy as disclosed in the Fund’s prospectus.

The Registrant confirms that the concentration policy as disclosed in Exhibit B for the Munder Growth Opportunities Fund reflects the Fund’s actual concentration policy.

48.                               In the second sentence of the description of “Short-Term Trading Risks” on page 44, change “could” to “would.”

The Registrant will change “could” to “would.”

49.                               Revise the description of the “manager of managers” structure on page 50 to clarify that initial shareholder of the Victory Funds has approved the use of the Victory Order, and delete the statement that approval of the Plan by shareholders of the applicable manager of managers order by shareholders of the Munder Funds.

The Registrant will revise the disclosure on page 50 to clarify that the initial shareholder of the Victory Funds has approved the use of the Victory Order, and that following the Reorganizations, the Victory Funds may take such steps as necessary and appropriate to rely on the Munder Order instead of the Victory Order, but that there is no guarantee that the Victory Funds will be able to do so.

          *          *          *

The Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to staff comments in its Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions concerning the filing, please call me at (212) 468-8053.

Very truly yours,

/s/Jay G. Baris

cc:                                The Board of Trustees

Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Gregory J. Ewald, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Isabelle Sajous

Kelley Howes

THE VICTORY PORTFOLIOS

3435 Stelzer Road

Columbus, Ohio 43219

July 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Victory Portfolios — Pre-Effective Amendment No. 2 to Registration Statement on Form N-14

File No. 33-8982; ICA File No. 811-4852

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, The Victory Portfolios (the “Registrant”) and Victory Capital Advisers, Inc., the principal underwriter of the Registrant (the “Distributor”), respectfully request acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement of the Registrant to July 24, 2014 or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

THE VICTORY PORTFOLIOS		VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Christopher K. Dyer	By:	/s/ Michael D. Policarpo
	Christopher K. Dyer		Michael D. Policarpo
	Secretary		President